OSISKO REPORTS Q3 2022 RESULTS

Record cash margin of $49.3 million

Record operating cash flows from continuing operations of $51.1 million

Montréal, November 9, 2022 - Osisko Gold Royalties Ltd (the "Corporation" or "Osisko") (OR: TSX & NYSE) today announced its consolidated financial results for the third quarter of 2022. Amounts presented are in Canadian dollars, except where otherwise noted.

Q3 2022 Financial Highlights

  Deconsolidation of Osisko Development Corp. ("Osisko Development") as of September 30, 2022 and presentation of its results as discontinued operations on the statements of loss and the statements of cash flows;
  23,850 GEOs1 earned (Q3 2021 - 20,032 GEOs);
  Revenues of $53.7 million (Q3 2021 - $50.0 million);
  Cash flows generated by operating activities from continuing operations of $51.1 million (Q3 2021 - $44.1 million);
  Cash margin2 of $49.3 million or 92% (Q3 2021 - 93%);
  Net earnings from continuing operations of $28.0 million, or $0.15 per share (Q3 2021 - $25.6 million or $0.15 per basic share);
  Adjusted earnings2 of $25.8 million, or $0.14 per basic share (Q3 2021 - $23.3 million, $0.14 per basic share).

Sandeep Singh, President and CEO of Osisko commented: "The business case for Osisko has never been stronger. As outlined in our Q3 preliminary deliveries release, we experienced another quarter of record deliveries, revenues and cash margin as we continue to anticipate further increases from our core assets. We are also seeing an increasingly receptive market for royalty and streaming transactions and are well positioned having kept a strong balance sheet for this part of the cycle. We will, however, remain disciplined in capital allocation, finding the right balance between growth and returning capital to investors. The deconsolidation of Osisko Development is a further meaningful step in the strategic realignment of Osisko as a pure-play royalty and streaming business."

Other Highlights

  As at September 30, 2022, the Company had a cash balance of $300.5 million, convertible debentures maturing on December 31, 2022 with a nominal value of $300.0 million and a $550.0 million completely undrawn revolving credit facility;
  Increased the accordion feature of the revolving credit facility from $100.0 million to $200.0 million and extended the maturity date to September 29, 2026;
  Acquired a 1.0% net smelter return ("NSR") royalty covering the currently known mineralization and prospective exploration areas that constitute the Marimaca copper project located in Antofagasta, Chile, for US$15.5 million ($20.3 million);
  Osisko Bermuda Limited closed the previously announced metals stream on the Trixie mine in Utah, owned and operated by Osisko Development, as well as mineral claims covering more than 17,000 acres in Central Utah's historic Tintic Mining District, for US$20.0 million ($27.1 million) in exchange for 2.5% of all metals produced (until 27,150 ounces of refined gold have been delivered, and thereafter 2.0%) and a transfer price of 25% of the spot prices;
  Appointed Mr. Rob Krcmarov to the Board of Directors. Mr. Krcmarov is a renowned international mining executive with over 32 years of experience in the natural resources sector. Mr. Krcmarov recently retired as Executive Vice President of Exploration and Growth for Barrick Gold Corporation ("Barrick"). During his tenure at Barrick, he progressed through several senior positions from 1988 to 2021, and built an exceptional skillset in global exploration spanning across five continents and more than 20 countries;
  Declared a quarterly dividend of $0.055 per common share paid on October 14, 2022 to shareholders of record as of the close of business on September 30, 2022.

Subsequent to September 30, 2022

  On November 7, 2022, Osisko announced that it has entered into a binding agreement with SolGold plc ("SolGold") with respect to a US$50 million royalty financing to support the advancement of SolGold's Cascabel copper-gold property in northeastern Ecuador. As part of the transaction, Osisko Will acquire a 0.6% NSR royalty covering the entire Cascabel property; and
  Declaration a quarterly dividend of $0.055 per common share to be paid on January 16, 2023 to shareholders of record as of the close of business on December 30, 2022.

Deconsolidation of Osisko Development and Discontinued Operations

Effective on September 30, 2022, following certain changes made to the Corporation's investment agreement with Osisko Development, the Corporation ceased to consolidate the financials of Osisko Development as management determined that it was no longer in a position of control over Osisko Development. Immediately thereafter, management determined it was able to exert significant influence on Osisko Development and subsequently accounted for its investment as an associate under the equity method.

On September 30, 2022, the Corporation derecognized the assets and liabilities of Osisko Development from its consolidated balance sheet, recorded its interest in Osisko Development at fair value as an investment in an associate at $207.0 million, recognized royalty and stream interests on assets held by Osisko Development of $122.1 million (these assets were previously eliminated on consolidation prior to the loss of control) and recognized a net non-cash loss on deconsolidation of $140.9 million. Osisko Development's results of operations and cash flows were consolidated into the Corporation's financial statements up to September 30, 2022 and are presented under discontinued operations in the statements of loss and the statements of cash flows.

The continuing operations presented in the financial statements refer to the royalty, stream and other interest business segment, which corresponds to the activities of Osisko Gold Royalties Ltd and its subsidiaries.

The discontinued operations presented in the financial statements refer to the deemed disposal of the mining exploration, evaluation and development business segment, which corresponds to the activities of Osisko Development Corp. and its subsidiaries.

Q3 2022 Results Conference Call Details

Conference Call:	Thursday, November 10th, 2022 at 10:00 am ET

Dial-in Numbers:	North American Toll-Free: 1 (888) 886 7786 Local and International: 1 (416) 764 8658 Conference ID: 52047754

Replay (available until November 24th at 11:59 pm ET):	North American Toll-Free: 1 (877) 674 7070 Local and International: 1 (416) 764 8692 Playback passcode: 047754#

Replay also available on our website at www.osiskogr.com

Qualified Person

The scientific and technical content of this news release has been reviewed and approved by Guy Desharnais, Ph.D., P.Geo., Vice President, Project Evaluation at Osisko Gold Royalties Ltd, who is a "qualified person" as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company which holds a North American focused portfolio of over 175 royalties, streams and precious metal offtakes. Osisko's portfolio is anchored by its cornerstone asset, a 5% net smelter return royalty on the Canadian Malartic mine, which is the largest gold mine in Canada.

Osisko's head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:

Heather Taylor

Vice President, Investor Relations

Tel. (514) 940-0670 x105

htaylor@osiskogr.com

Notes:

(1) Gold Equivalent Ounces

GEOs are calculated on a quarterly basis and include royalties, streams and offtakes. Silver earned from royalty and stream agreements are converted to gold equivalent ounces by multiplying the silver ounces earned by the average silver price for the period and dividing by the average gold price for the period. Diamonds, other metals and cash royalties are converted into gold equivalent ounces by dividing the associated revenue earned by the average gold price for the period. Offtake agreements are converted using the financial settlement equivalent divided by the average gold price for the period.

Average Metal Prices and Exchange Rate

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021

Gold(i)	$1,729	$1,790	$1,824	$1,800
Silver(ii)	$19.23	$24.36	$21.92	$25.75

Exchange rate (US$/Can$)(iii)	1.3056	1.2600	1.2829	1.2514

(i) The London Bullion Market Association's pm price in U.S. dollars.

(ii) The London Bullion Market Association's price in U.S. dollars.

(iii) Bank of Canada daily rate.

(2) Non-IFRS Measures

The Corporation has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards (IFRS) including (i) cash margin (in dollars and in percentage), (ii) adjusted earnings  (loss) and (iii) adjusted earnings (loss) per share. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. As Osisko's operations are primarily focused on precious metals, the Corporation presents cash margins and adjusted earnings as it believes that certain investors use this information, together with measures determined in accordance with IFRS, to evaluate the Corporation's performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. However, other companies may calculate these non-IFRS measures differently.

Cash Margin (in dollars and in percentage of revenues)

Cash margin (in dollars) represents revenues from continuing operations less cost of sales (excluding depletion). Cash margin (in percentage of revenues) represents the cash margin (in dollars) divided by revenues from continuing operations.

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
	$	$	$	$

Royalty interests
Revenues	34,456	34,429	104,028	105,777
Less: cost of sales (excluding depletion)	(490)	(25)	(772)	(318)
Cash margin (in dollars)	33,966	34,404	103,256	105,459

Depletion	(7,312)	(7,630)	(20,369)	(21,634)
Gross profit	26,654	26,774	82,887	83,825

Stream interests
Revenues	19,205	15,606	51,867	43,162
Less: cost of sales (excluding depletion)	(3,917)	(3,482)	(10,572)	(9,339)
Cash margin (in dollars)	15,288	12,124	41,295	33,823

Depletion	(6,849)	(5,103)	(16,941)	(14,195)
Gross profit	8,439	7,021	24,354	19,628

Royalty and stream interests Total cash margin (in dollars)	49,254	46,528	144,551	139,282
Divided by: total revenues	53,661	50,035	155,895	148,939
Cash margin (in percentage of revenues)	91.8%	93.0%	92.7%	93.5%

Offtake interests
Revenues	-	-	-	25,265
Less: cost of sales (excluding depletion)	-	-	-	(24,343)
Cash margin (in dollars)	-	-	-	922
Cash margin (in percentage of revenues)	-%	-%	-%	3.6%

Depletion	-	-	-	(268)
Gross profit	-	-	-	654

Total - Gross profit	35,093	33,795	107,241	104,107

Adjusted earnings (loss) and adjusted earnings (loss) per basic share

Adjusted earnings (loss) is defined as: net earnings (loss) adjusted for certain items: foreign exchange gain (loss), impairment of assets (including impairment on financial assets and investments in associates), gains (losses) on disposal of assets, unrealized gain (loss) on investments, share of income (loss) of associates, deferred income tax expense (recovery), transaction costs and other items such as non-cash gains (losses).

Adjusted earnings (loss) per basic share is obtained from the adjusted earnings (loss) divided by the weighted average number of common shares outstanding for the period.

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
(in thousands of dollars, except per share amounts)	$	$	$	$

Net earnings from continuing operations	28,014	25,593	62,877	55,397

Adjustments:
Impairment of royalty, stream and other interests	-	-	-	2,288
Impairment of investments	276	-	1,180	2,112
Foreign exchange (gain) loss	(14,260)	322	(22,729)	182
Unrealized net loss (gain) on investments	758	(11,202)	12,172	(8,260)
Share of loss (income) of associates	1,143	627	(383)	1,363
Deferred income tax expense	9,888	7,941	23,261	17,515

Adjusted earnings	25,819	23,281	76,378	70,597

Weighted average number of common shares outstanding (000's)	185,316	167,924	176,182	167,786

Adjusted earnings per basic share	0.14	0.14	0.43	0.42

Forward-looking Statements

Certain statements contained in this press release may be deemed "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. All statements in this press release, forward-looking statements are statements other than statements of historical fact, that address, without limitation, future events, production estimates of Osisko's assets (including increase of production), timely developments of mining properties over which Osisko has royalties, streams, offtakes and investments, management's expectations regarding Osisko's growth, results of operations, estimated future revenues, production costs, carrying value of assets, ability to continue to pay dividend, requirements for additional capital, business prospects and opportunities future demand for and fluctuation of prices of commodities (including outlook on gold, silver, diamonds, other commodities) currency markets and general market conditions. In addition, statements and estimates (including data in tables) relating to mineral reserves and resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations), or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors, most of which are beyond the control of Osisko, and actual results may accordingly differ materially from those in forward-looking statements. Such risk factors include, without limitation: fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by Osisko; fluctuations in the value of the Canadian dollar relative to the U.S. dollar; regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Osisko holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Osisko holds a royalty, stream or other interests; timely development, permitting, construction, commencement of production, ramp-up (including operating and technical challenges) on any of the properties in which Osisko holds a royalty, stream or other interest; rate and timing of production differences from resource estimates or production forecasts by operators of properties in which Osisko holds a royalty, stream or other interest; the unfavorable outcome of any challenges or litigation relating title, permit or license with respect to any of the properties in which Osisko holds a royalty, stream or other interests or to Osisko's right thereon; differences in rate and timing of production from resource estimates or production forecasts by operators of properties in which Osisko holds a royalty, stream or other interest, including conversion from resources to reserves and ability to replace resources; business opportunities that become available to, or are pursued by Osisko; continued availability of capital and financing and general economic, market or business conditions; risks and hazards associated with the business of exploring, development and mining on any of the properties in which Osisko holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks, the integration of acquired assets and the responses of relevant governments to the COVID-19 outbreak and the effectiveness of such response and the potential impact of COVID-19 on Osisko's business, operations and financial condition. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Osisko holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice and with public disclosure (including forecast of production); the accuracy of public statements and disclosures made by the owners or operators of such underlying properties (including expectations for the development of underlying properties that are not yet in production); no adverse development in respect of any significant property in which Osisko holds a royalty, stream or other interest; that statements and estimates relating to mineral reserves and resources by owners and operators of the properties in which Osisko holds a royalty, stream or other interest are accurate; the Corporation's ongoing income and assets relating to determination of its PFIC status; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

For additional information on risks, uncertainties and assumptions, please refer to the most recent Annual Information Form of Osisko filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov which also provides additional general assumptions in connection with these statements.  Osisko cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Osisko believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be accurate as actual results and prospective events could materially differ from those anticipated such the forward looking statements and such forward-looking statements included in this press release are not guarantee of future performance and should not be unduly relied upon. These statements speak only as of the date of this press release. Osisko undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

Osisko Gold Royalties Ltd Consolidated Balance Sheets
(tabular amounts expressed in thousands of Canadian dollars)

	September 30,	December 31,
	2022	2021
	$	$

Assets

Current assets

Cash	300,542	115,698
Amounts receivable	10,192	14,691
Inventories	-	18,596
Other assets	1,128	3,941
	311,862	152,926

Non-current assets

Investments in associates	322,009	125,354
Other investments	72,751	169,010
Royalty, stream and other interests	1,308,614	1,154,801
Mining interests and plant and equipment	7,209	635,655
Exploration and evaluation	-	3,635
Goodwill	111,204	111,204
Other assets	1,958	18,037
	2,135,607	2,370,622

Liabilities

Current liabilities

Accounts payable and accrued liabilities	8,306	30,049
Dividends payable	10,109	9,157
Provisions and other liabilities	906	12,179
Current portion of long-term debt	298,232	294,891
	317,553	346,276

Non-current liabilities

Provisions and other liabilities	6,939	60,334
Long-term debt	-	115,544
Deferred income taxes	83,739	68,407
	408,231	590,561

Equity

Share capital	2,071,700	1,783,689
Warrants	-	18,072
Contributed surplus	61,697	42,525
Equity component of convertible debentures	14,510	14,510
Accumulated other comprehensive income	55,011	58,851
Deficit	(475,542)	(283,042)
Equity attributable to Osisko Gold Royalties Ltd's shareholders	1,727,376	1,634,605
Non-controlling interests	-	145,456
Total equity	1,727,376	1,780,061
	2,135,607	2,370,622

Osisko Gold Royalties Ltd Consolidated Statements of Loss For the three and nine months September 30, 2022 and 2021
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
	$	$	$	$

Revenues	53,661	50,035	155,895	174,204

Cost of sales	(4,407)	(3,507)	(11,344)	(34,000)
Depletion	(14,161)	(12,733)	(37,310)	(36,097)
Gross profit	35,093	33,795	107,241	104,107

Other operating expenses
General and administrative	(5,186)	(4,494)	(14,962)	(14,901)
Business development	(1,203)	(934)	(3,884)	(3,038)
Impairment of royalty interests	-	-	-	(2,288)
Operating income	28,704	28,367	88,395	83,880
Interest income	3,054	1,120	6,020	3,192
Finance costs	(5,480)	(5,956)	(16,949)	(17,849)
Foreign exchange gain (loss)	14,482	(240)	23,011	(192)
Share of (loss) income of associates	(1,143)	(627)	383	(1,363)
Other (losses) gains, net	(1,034)	11,202	(13,352)	6,148
Earnings before income taxes	38,583	33,866	87,508	73,816
Income tax expense	(10,569)	(8,273)	(24,631)	(18,419)
Net earnings from continuing operations	28,014	25,593	62,877	55,397
Net loss from discontinued operations	(244,655)	(31,745)	(268,475)	(76,849)
Net loss	(216,641)	(6,152)	(205,598)	(21,452)

Net (loss) earnings attributable to:
Osisko Gold Royalties Ltd's shareholders	(158,647)	1,795	(141,162)	(2,370)
Non-controlling interests	(57,994)	(7,947)	(64,436)	(19,082)

Net earnings per share from continuing operations
Basic and diluted	0.15	0.15	0.35	0.33

Net (loss) earnings per share attributable to Osisko Gold Royalties Ltd's shareholders
Basic and diluted	(0.86)	0.01	(0.79)	(0.01)

Osisko Gold Royalties Ltd Consolidated Statements of Cash Flows For the three and nine months ended September 30, 2022 and 2021
(tabular amounts expressed in thousands of Canadian dollars)

	Three months ended September 30,		Nine months ended September 30,

Notes	2022	2021	2022	2021
	$	$	$	$

Operating activities
Net earnings from continuing operations	28,014	25,593	62,877	55,397
Adjustments for:
Share-based compensation	2,052	1,919	5,010	5,633
Depletion and amortization	14,423	12,878	38,108	36,869
Impairment of assets	276	-	1,180	4,400
Finance costs	1,831	1,746	5,333	5,166
Share of loss (income) of associates	1,143	627	(383)	1,363
Net gain on acquisition of investments	-	(6,978)	(48)	(7,416)
Change in fair value of financial assets and liabilities at fair value through profit and loss	758	(4,224)	15,824	(844)
Net gain on dilution of investments	-	-	(3,604)	-
Foreign exchange (gain) loss	(14,260)	322	(22,729)	182
Deferred income tax expense	9,888	7,941	23,261	17,515
Other	26	25	84	90
Net cash flows provided by operating activities before changes in non-cash working capital items	44,151	39,849	124,913	118,355
Changes in non-cash working capital items	6,916	4,231	1,626	(256)
Net operating cash flows provided by continuing operations	51,067	44,080	126,539	118,099
Net operating cash flows used by discontinued operations	(13,030)	(2,997)	(65,116)	(24,775)
Net cash flows provided by operating activities	38,037	41,083	61,423	93,324

Investing activities
Net disposal of short-term investments	-	3,408	2,960	3,408
Acquisition of investments	(1,494)	(18,387)	(8,174)	(30,809)
Proceeds on disposal of investments	-	-	-	4,875
Acquisition of royalty and stream interests	(23,073)	(25,854)	(32,363)	(68,713)
Cash outflow from deconsolidation of Osisko Development	(133,138)	-	(133,138)	-
Other	(15)	(4)	(18)	(27)
Net investing cash flows used by continuing operations	(157,720)	(40,837)	(170,733)	(91,266)
Net investing cash flows used by discontinued operations	(20,539)	(69,154)	(114,984)	(138,345)
Net cash flows used by investing activities	(178,259)	(109,991)	(285,717)	(229,611)

Financing activities
Bought deal equity financing	-	-	311,962	-
Share issue costs	-	-	(13,941)	-
Increase in long-term debt	-	-	-	50,000
Repayment of long-term debt	-	-	(113,120)	(50,000)
Exercise of share options and shares issued under the share purchase plan	123	87	1,057	13,191
Normal course issuer bid purchase of common shares	(16,451)	(26,037)	(21,330)	(30,501)
Dividends paid	(9,770)	(8,049)	(28,248)	(23,745)
Capital payments on lease liabilities	(221)	(210)	(652)	(622)
Withholding taxes on settlement of restricted and deferred share units	-	-	(2,224)	(3,582)
Other	(555)	(1,079)	(555)	(1,082)
Net financing cash flows (used) provided by continuing operations	(26,874)	(35,288)	132,949	(46,341)
Net financing cash flows used (provided) by discontinued operations	(1,529)	(1,588)	245,833	32,307
Net cash flows (used) provided by financing activities	(28,403)	(36,876)	378,782	(14,034)

(Decrease) increase in cash before effects of exchange rate changes on cash	(168,625)	(105,784)	154,488	(150,321)
Effects of exchange rate changes on cash
Continuing operations	15,529	1,556	23,837	(67)
Discontinued operations	4,355	1,210	6,519	(191)
(Decrease) increase in cash	(148,741)	(103,018)	184,844	(150,579)
Cash - beginning of period	449,283	254,963	115,698	302,524
Cash - end of period	300,542	151,945	300,542	151,945